Exhibit 99.1

                              FOR IMMEDIATE RELEASE



Investor Relations:                                       Media Relations:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5740
     800-252-3526                                              800-252-3526

    ELAN'S PROPRIETARY NANOCRYSTAL(R) TECHNOLOGY IS USED BY JOHNSON & JOHNSON

 PHARMACEUTICAL RESEARCH & DEVELOPMENT, L.L.C. (J&J PRD) IN PHASE III CLINICAL

                        TRIAL OF PALIPERIDONE PALMITATE

DUBLIN, Ireland - January 12, 2005 - Elan Corporation, plc today announced that its proprietary NanoCrystal(R) technology is being used by Johnson & Johnson Pharmaceutical Research & Development (J&J PRD) in a Phase III clinical trial of a long acting injectable formulation of its paliperidone palmitate in patients with Schizophrenia. NanoCrystal technology can improve the bioavailability of drugs by transforming them into nanometer-sized particles that can be used to create more effective and convenient dosage forms such as tablets, capsules, liquids, and powders.

"For more than 30 years, Elan has been working to meet the challenges of drug delivery and enhance the performance of drugs. This important milestone further reinforces the strength of our NanoCrystal technology," said Paul Breen, Executive Vice President, Global Services & Operations, Elan. "Having already launched three products in the U.S. using our NanoCrystal technology, we hope that these Phase III trials will be successful in bringing yet another product to market."

About Elan's NanoCrystal Technology

NanoCrystal technology may enhance the clinical performance of poorly water-soluble drugs by transforming them into nanometer-sized particles. An increasing number of the drug candidates synthesized each year by pharmaceutical companies are poorly water-soluble. Many of these potentially innovative drug candidates are often abandoned because of poor pharmacokinetic properties including absorption, distribution, metabolism, and excretion. NanoCrystal technology has the potential to rescue a significant percentage of these chemical compounds. The drug in nano-form can be incorporated into common dosage forms, including tablets, capsules, inhalation devices, sterile forms for injection, with the potential for substantial improvements to clinical performance. The NanoCrystal technology is protected by 85 issued U.S. patents and 48 pending patents. Three pharmaceutical products have been commercialized incorporating NanoCrystal technology, with several additional product launches anticipated over the next two years. Elan's NanoCrystal Technology is protected by more than 130 U.S. and foreign patents and patent applications. More information about Elan's NanoCrystal technology is available at www.elan.com/drugdelivery

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE:ELN) shares trade on the New York, London and Dublin Stock Exchanges.

                                      # # #